Exhibit 99.1

Patria Investments Limited Announces New Senior Leadership Hire and Chief Financial Officer Transition

GRAND CAYMAN, Cayman Islands, September 19, 2022 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager, announced today that Ms. Ana Russo will join the firm on October 3, 2022 as incoming Chief Financial Officer and member of Patria’s Management Committee. Mr. Marco Nicola D’Ippolito, who has been serving as Chief Financial Officer since January 2017, will then begin a transition process to transfer oversight of Patria’s fund administration, finance, accounting, planning and technology functions to Ms. Russo, with the goal of Ms. Russo fully assuming the role of Chief Financial Officer by January 1, 2023. Mr. D’Ippolito will thereafter assume the role of Chief Corporate Development Officer and allocate his time to develop Patria’s organic and inorganic growth strategies, evolving to the leadership of a new business vertical. In addition, he will continue to lead Patria’s shareholder relations. To ensure a smooth handover and transition, Ms. Russo and Mr. D’Ippolito will work closely together until the end of the current year.

Ms. Ana Russo is a seasoned finance and business executive with significant global experience. She has broad finance expertise, having managed a full range of finance functions throughout her career, as a department head and Brazil CFO (for Philip Morris International and earlier in her career with Remy Cointreau) and Central America & Caribbean and Latin America & Canada CFO (for Philip Morris International), as well as Chief Auditor for the same company. She also has developed a deep connection with business process, acting as a Business Partner to division leaders and General Managers, and also managing a full P&L as GM of Central America & Caribbean. Ms. Russo also has meaningful experience dealing with distribution processes, government relations, and mergers and acquisitions. She holds a bachelor and post-graduate’s degrees in business administration from Fundação Getúlio Vargas, and a Leadership Program certification from the International Institute for Management Development. Given her impressive credentials and skills, Patria’s Management Committee is highly confident in Ms. Russo’s qualification to serve as Chief Financial Officer, and to work closely with the Board of Directors, the Audit Committee and the rest of the Senior Leadership Team of the company. Ms. Russo will be based jointly in Patria’s London office, supporting the business closely with our Chief Executive Officer Mr. Alexandre Saigh, to whom she will directly report, and the Cayman Islands Office where Patria’s accounting and finance operations are located.

Forward-Looking Statements

This Report on Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this Report on Form 6-K, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

About Patria Investments

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Patria Shareholder Relations

Josh Wood: +1 917 769 1611 / josh.wood@patria.com